Star Equity Issues Open Letter to Board of Superior Drilling Products

Believes SDPI Should Conduct Strategic Review
Calls on Board to Put Measures up for a Shareholder Vote
Recommends Shareholders Vote “WITHHOLD” on Iverson

Old Greenwich, CT – May 9, 2022 – Star Equity Fund, LP and affiliates (“Star Equity”, “we”, “us”, “our”), an 11.7% shareholder of Superior Drilling Products, Inc. (NYSE American: SDPI) (“SDPI” or the “Company”), issued today an open letter to SDPI’s Board of Directors (the “Board”), particularly its three independent Board members: James R. Lines, Robert Iverson, and Michael V. Ronca.

Dear Members of the Board:

On May 10, 2022, we wrote an Open Letter to the Board calling on you to run a process to maximize SDPI shareholder value and improve the Company’s corporate governance. Since that time, you have done neither. In addition, we nominated two highly qualified candidates to serve on the SDPI Board. Although Mr. Ronca interviewed both candidates, SDPI filed its proxy statement without any mention of considering them and with incorrect and misleading information on our share ownership. Mr. Ronca did not even extend the courtesy of contacting us or our nominees about these candidates not being selected by the Governance committee of the Board. Additionally, we requested a call with the SDPI Board which was scheduled for September 19, 2022. At the last minute, however, all the Board members except for Troy Meier refused to show up for the call, which once again shows disregard for the Company’s non-affiliated shareholders.

We have great respect for Annette and Troy Meier, the Company’s founders. They hosted two Star Equity team members for a full day site visit in June of 2022, have been very responsive to our calls, and have patiently answered all our questions about the Company. Our frustration is with the three independent Board members: Lines, Iverson, and Ronca, whom we believe are not fulfilling their fiduciary duty to SDPI’s shareholders. Consequently, we will vote “WITHHOLD” on Iverson at the 2023 Annual General Meeting of Shareholders (the “2023 AGM”). In addition, we call on the Board to effectuate, or at least put up for a shareholder vote, the following matters at the 2023 AGM:

1)Hire a Financial Advisor and Conduct a Strategic Review
We believe strongly that SDPI should become part of a larger entity, so we call on the Board to hire a financial advisor and conduct a strategic review. The most likely outcome of this review, we think, should be for SDPI to sell itself to a larger company. The Company could also pursue a merger of equals or allow a larger private company to go public via a reverse merger into SDPI. Alternatively, SDPI could be taken private if none of these options materialize. Remaining a small public company is a poor outcome for shareholders due to the Company’s perpetual microcap status and its high SG&A expenses as a percentage of revenue.

2)Agree to Put Any Acquisition Up for a Shareholder Vote
We fear that SDPI wants to make acquisitions rather than sell itself, so we call on the Board to agree to have SDPI stockholders approve any acquisition. We believe the bar should be VERY HIGH for SDPI to make acquisitions given the stock’s low valuation. If SDPI stock were used to make acquisitions, it would almost certainly dilute shareholder value. Additionally, SDPI has spent almost a decade as a public company paying down debt, so it would be a shame to re-lever by using debt to make acquisitions.

3)Declassify the Board
Please reference the presentation we filed as an exhibit to our Schedule 13D/A filing on May 10, 2022, highlighting the trends and benefits of declassifying the Board. This presentation shows the overwhelming trend toward board declassification over the last several decades and studies have shown a correlation between classified boards and lower market values.

4)Remove Supermajority Vote Requirement
As noted by ISS in their reports on SDPI over the last four years, the Board has not removed the supermajority vote requirement to enact certain changes to the charter and classified board, which adversely impacts shareholder rights. Importantly, ISS recommended a “WITHHOLD” vote on the all the Company’s nominees at each of SDPI’s previous four annual meetings due to the Company’s failure to remove this anti-shareholder provision.

5)Appoint an Independent Board Chair
ISS and Glass Lewis, as well as other respected thought leaders, increasingly support separating the roles of Board Chair and CEO and we believe SDPI should make this change.

6)Pay Off the Tronco Loan Immediately
Related party transactions and conflicts of interest like the Tronco Loan make any company less attractive to potential new shareholders and potential M&A partners. This loan has been outstanding since SDPI went public in 2014 and was supposed to mature at the end of 2022. We offered to buy SDPI stock from the Related Parties so this loan could be retired, but instead the incumbent Board renewed it for another 10 years, so their plan will result in this loan being outstanding until 2033, which would be almost 20 years after the Company’s IPO!

We are deeply concerned that the three independent directors (Lines, Iverson, and Ronca) don’t share our goals of maximizing value for all SDPI shareholders and creating a thriving, well-regarded Company where customers, employees, and shareholders all benefit from its products, services, and overall presence in the marketplace. We urge the Board to promptly effectuate the six items above or, at a minimum, put them up for a shareholder vote at the 2023 AGM.

Sincerely,

Jeff Eberwein

About Star Equity Fund, LP
Star Equity Fund, LP is an investment fund managed by Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value and improve corporate governance at its portfolio companies.

About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. is a diversified holding company currently composed of two divisions: Construction and Investments.

For more information contact:
Star Equity Fund, LP	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	Senior Vice President
203-489-9501	212-836-9611
jeff.eberwein@starequity.com	lcati@equityny.com